Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in Thousands)
Earnings:
1. Income before income taxes	$41,311	$27,410	$27,409	$25,184	$21,337
2. Plus: interest expense	23,814	14,808	11,082	11,776	12,177
3. Earnings including interest on deposits	65,125	42,218	38,491	36,960	33,514
4. Less: interest on deposits	13,756	8,260	5,219	5,408	5,520
5. Earnings excluding interest on deposits	$51,369	$33,958	$33,272	$31,552	$27,994
Fixed Charges:
6. Interest expense (Line 2)	$23,814	$14,808	$11,082	$11,776	$12,177
7. Less: interest expense on deposits (Line 4)	13,756	8,260	5,219	5,408	5,520
8. Excluding interest on deposits	$10,058	$6,548	$5,863	$6,368	$6,657
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	2.73	2.85	3.47	3.14	2.75
Excluding interest on deposits (line 5 divided by Line 8)	5.11	5.19	5.67	4.95	4.21